

Mail Stop 3561

January 8, 2008

By U.S. Mail

Mr. Gregory Knapp
Chief Financial Officer
Empire District Electric Company
602 Joplin Street
Joplin, MO 64801

> **Re:** **Empire District Electric Company**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-3368**

Dear Mr. Knapp:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant